UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated May 21, 2021	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the "Company") hereby informs about the following OTHER RELEVANT INFORMATION The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed all the proposals submitted to the shareholders' approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website (www.grifols.com). In this connection, the Ordinary General Shareholders' Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company's Articles of Association, equal to EUR 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 7 June 2021. The specific payment conditions will be disclosed to the market in due time. Also, the Ordinary General Shareholders' Meeting has passed the distribution of EUR 247,519,749 in concept of ordinary dividend charged to voluntary reserves of the Company that will be paid next 7 June 2021. The specific payment conditions will be disclosed to the market in due time. The Company's Board of Directors, at its meeting held today 21 May 2021 after the Ordinary General Shareholders' Meeting has unanimously resolved to re-elect Mr. Victor Grifols Roura as Chairman of the Board of Directors. In Barcelona, on 21 May 2021 Ms. Núria Martín Barnés Secretary to the Board of Directors

ANNEX 1 GRIFOLS, S.A. PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS' MEETING (20 / 21 May 2021) First.Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2020, and approval of a preferred dividend corresponding to Class B shares. To approve the Company’s individual annual accounts, which are composed of the balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2020, which show a profit of EUR 64,748,232. The Company's individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry. In accordance with the submitted annual accounts, to approve the following allocation of results: The mandatory preferred dividend corresponding to Class B shares will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 7 June 2021. Second.Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2020. To approve the consolidated annual accounts of the Group, which are composed of the consolidated balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2020. The Company's consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.Review and approval, as the case may be, of the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2020. To approve the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2020. Such statement has been subject to verification in accordance with the current regulations. Fourth.Approval, as the case may be, of the distribution of an ordinary dividend charged to voluntary reserves. To approve the distribution of an ordinary dividend of €0.36 per share of Class A and Class B charged to voluntary reserves of the Company for a total amount of €247,519,749. The dividend will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 7 June 2021. Fifth.Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2020. To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2020. Sixth.Appointment of auditor of the individual annual accounts. As established under article 40 of Law 22/2015, of 20 July, of audit accounts, to appoint as auditor of the Company’s individual annual accounts, the company Deloitte, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0692, with registered office in Madrid, plaza Pablo Ruiz Picasso, nº 1, Torre Picasso, registered in the Commercial Registry of Madrid, under Volume 13,650, Sheet M-54,414 and provided with Tax Identification Card number B-79104469, for a term of three years starting on January 1, 2021. Such appointment will therefore comprise the audit of the annual accounts for the fiscal years to be ended on December 31, 2021, December 31, 2022 and December 31, 2023. Seventh.Re-election of auditor of the consolidated annual accounts. To re-elect as auditor of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 259 C, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for a term of one year starting on January 1, 2021. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended on December 31, 2021. Eighth.Resignation, dismissal, re-election and/or appointment, as the case may be, of directors. Modification, if applicable, of the number of members of the Board of Directors. 8.1.-Resignation of Mr. Ramón Riera Roca as a member of the Board of Directors. To accept the resignation submitted by Mr. Ramón Riera Roca to his office as member of the Board of Directors of the Company, by means of a letter dated April 6, 2021 and with effects from the date the General Shareholders' Meeting is held, thanking him for the services rendered to date and approving his management. The resignation is motivated due to the fact that his office as director is soon going to expire (May 26, 2021). 8.2.-Re-election of Mr. Victor Grifols Roura as a member of the Board of Directors. To re-elect, prior report by the Appointments and Remuneration Committee, Mr. Victor Grifols Roura as director and, as the case may be, as Chairman of the Board of Directors of the Company, for a term of four (4) years, since his office as director is about to expire. It is expressly stated that, according to said report by the Committee, Mr. Grifols Roura will continue to be considered as a “proprietaryˮ director. In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director and the abovementioned report of the Appointments and Remuneration Committee, in compliance with the Capital Companies Act (Ley de Sociedades de Capital). 8.3.-Reduction in the number of members of the Board of Directors. Before the resignation and the re-election referred to above, the Company's Board of Directors was composed by thirteen (13) members. As a result of the mentioned changes, it is resolved to reduce the number of members of the Board of Directors to twelve (12) members. Ninth.Information on the amendments of the Internal Regulations of the Company's Board of Directors, pursuant to article 528 of the Capital Companies Act. Pursuant to article 528 of the Capital Companies Act (Ley de Sociedades de Capital), to inform the shareholders of the amendments of the Regulations of the Company’s Board of Directors, in order to adapt its content to the current recommendations of the Good Governance Code of Listed Companies. The shareholders have access to said regulations at the Company's web page. Tenth.Consultative vote on the Annual Remuneration Report. Pursuant to the provisions of article 541.4 of the Capital Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting. Eleventh.Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to increase the Company's share capital pursuant to the provisions of article 297.1.b) of the Capital Companies Act, within the legal term of five years as of the date of this General Shareholders' Meeting up to a maximum amount equivalent to 50% of the Company's share capital as of the date of this authorization, being enabled to carry out the increase at once or in several times. Pursuant to the provisions of article 506 of the Capital Companies Act, delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to exclude the pre-emptive subscription rights in the relevant capital increases, up to the limit of 20% of the share capital. To revoke the resolution of delegation to the Board of directors of the authority to increase the Company's share capital passed on 27 May 2016. Delegation of the authority to increase the Company’s share capital To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to increase the Company’s share capital at once or in several times and at any given moment, within a maximum term of five (5) years as from the date of this General Shareholders' Meeting, and in an amount that in no case may exceed half of the Company’s share capital at the time of this authorization. Pursuant to this authorization, the share capital increases will be carried out, if appropriate, by issuing and placing in circulation the new shares (whether of Class A and Class B, exclusively Class A or exclusively Class B), with or without share premium, with a consideration consisting in cash contributions. As long as there are non-voting Class B shares in circulation, the capital increases will observe, when applicable, the provisions of the Company’s Articles of Association as regards the pre-emptive right of acquisition that may correspond in said capital increases. Likewise, as long as Class B shares hold the redemption rights foreseen in paragraph 4 of article 6.bis of the Articles of Association, the nominal value of the Class B shares that may be issued in the execution of this delegation of authorities cannot exceed one fourth of the total amount of the share capital resulting from the capital increase resolution. Information available to shareholders This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report in compliance with the provisions of the Companies Act (Ley de Sociedades de Capital). Application for the listing of the new shares

When appropriate, the Company will apply for the listing of the new issued shares on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (SIBE / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) as well as the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). Delegation of powers to the Board of Directors To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to: set the terms and conditions of the capital increases and the characteristics of the shares in all aspects not foreseen by the General Shareholders' Meeting, as well as to freely offer the new unsubscribed shares within the term(s) of exercise of the pre-emptive right of subscription; establish that, in the event of an incomplete subscription, the share capital will be increased only in the amount of the subscriptions effectively carried out; redraft the articles of the Articles of Association related to share capital and number of shares; exclude, pursuant to the provisions of article 506 of the Capital Companies Act, the pre-emptive right in the terms and conditions set forth therein and up to a maximum of 20% of the Company's share capital; apply for, when appropriate, the listing of the shares issued pursuant to this authorization, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing; request the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). Revocation of the previous delegation Revoke all the terms and conditions of the resolution of delegation to the

Board of Directors of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act (Ley de Sociedades de Capital), as well as the authority to exclude the pre-emptive subscription rights in the relevant capital increases passed by the Ordinary General Shareholders’ meeting held on 27 May 2016. Twelfth.Granting of authorities to formalize and execute the resolutions passed by the General Shareholders' Meeting. To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation. ***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 21, 2021